                                  EXHIBIT 12.1
                          SAN DIEGO GAS & ELECTRIC COMPANY
            COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                           AND PREFERRED STOCK DIVIDENDS
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



                                                                                9 Months
                                                                                  Ended
                        1990        1991        1992        1993         1994    9/30/95
                     ---------  ----------  ----------  ----------  ---------- ----------

Fixed Charges:

Interest:
  Long-Term Debt    $ 97,894    $ 98,802    $100,776    $ 93,402     $ 93,076   $ 72,122
  Short-Term Debt     12,301       8,234       6,242       7,980       10,322     10,750
Amortization of Debt
 Discount and Expense,
 Less Premium          2,465       2,471       2,881       4,162        4,604      3,675
Interest Portion of
 Annual Rentals       20,898      18,067      14,677      19,206       21,998     15,571
                    ----------  ----------  ----------- --------- ----------- ----------
   Total Fixed
    Charges          133,558     127,574     124,576     124,750      130,000    102,118
                    ----------  ----------  ----------- --------- ----------- ----------
Preferred Dividends
 Requirements         10,863      10,535       9,600       8,565        7,663      5,747
Ratio of Income Before
 Tax to Net Income   1.75499     1.63017     1.72369     1.67794      1.90447    1.71910
                    ---------- -----------  ----------- ---------- ---------- ----------
Preferred Dividends
 for Purpose of Ratio 19,064      17,174      16,547      14,372       14,594      9,880
                    ---------- -----------  ----------- ---------- ---------- ----------
 Total Fixed Charges
  and Preferred
  Dividends for
  Purpose of Ratio  $152,622    $144,748    $141,123    $139,122     $144,594   $111,998
                    ========== =========== ==========  ==========  ========== ==========
Earnings:

Net Income (before
 preferred dividend
 requirements)      $207,841    $208,060    $210,657    $218,715     $143,477   $172,886
Add:
 Fixed Charges
  (from above)       133,558     127,574     124,576     124,750      130,000    102,118
 Less: Fixed Charges
  Capitalized          3,306       2,907       2,242       5,789        6,792      4,866
Taxes on Income      156,917     131,114     152,451     148,275      129,771    124,323
                   ---------- ----------  ----------  ----------  -----------  ---------
 Total Earnings for
  Purpose of Ratio  $495,010    $463,841    $485,442    $485,951     $396,456   $394,461
                   ========== ==========  ==========  ==========  =========== ==========
Ratio of Earnings
 to Combined Fixed
 Charges and Preferred
 Dividends              3.24        3.20        3.44        3.49         2.74       3.52
                   ========== ==========  ==========  ==========  ===========  =========

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